Issuer Free Writing Prospectus to

Preliminary Prospectus

Registration Statement No. 333-159811

Dated June 9, 2009

Filed pursuant to Rule 433

Equinix, Inc.

4.75% Convertible Subordinated Notes due 2016

This term sheet to the preliminary prospectus dated June 9, 2009 should be read together with the preliminary prospectus before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information contained in the preliminary prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus.

Issuer:	Equinix, Inc.

Size:	$325,000,000 ($373,750,000 including over-allotment option).

Maturity:	June 15, 2016.

Coupon:	4.75%.

Price:	100% of face amount, plus accrued interest, if any, from June 12, 2009.

Underwriting discount:	2.50%.

Selling concession:	1.50%

Net proceeds:

$316,250,000 (after deducting underwriting discounts and estimated net offering expenses).

Equinix, Inc. intends to use approximately $43.2 million of the net proceeds of the offering to pay the cost of capped call transactions that we entered into with certain of the underwriters or their affiliates.

Interest payment dates:	June 15 and December 15, commencing December 15, 2009.

Last reported sale price of common stock:	$71.76 on the NASDAQ Global Select Market as of June 8, 2009.

Initial conversion rate:	11.8599 shares per $1,000 principal amount of notes.

Initial conversion price:	Approximately $84.32 per share.

Trade date/Settlement date:	June 9, 2009/ June 12, 2009.

CUSIP:	29444U AH9.

Capped call transactions:	The capped call transactions cover, subject to customary anti-dilution adjustments, approximately 3.9 million shares of our common stock, assuming the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option to purchase additional notes, we expect to enter into additional capped call transactions. The capped call transactions have cap prices 60% higher than the closing price of our common stock on June 8, 2009. These capped call transactions are expected to reduce the potential dilution upon conversion of the notes to the extent described in the prospectus under “Capped Call Transactions.”

Underwriters:	Citigroup Global Markets Inc.	$121,875,000
	J.P. Morgan Securities Inc.	$121,875,000
	Goldman, Sachs & Co.	$43,875,000
	Deutsche Bank Securities Inc.	$27,625,000
	Piper Jaffray & Co.	$9,750,000

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes certain of our consolidated financial data for the periods presented. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and their related notes incorporated by reference into this prospectus, including those contained in our Current Report on Form 8-K filed with the SEC on June 8, 2009, together with “Use of Proceeds” and “Capitalization” contained herein. Amounts shown reflect the retrospective application of FAS Staff Position APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”) which requires issuers to separately account for the debt and equity components of convertible liability instruments that allow for cash settlement. See Note 2 to the Notes to Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the period ended March 31, 2009 and our Current Report on Form 8-K filed with the SEC on June 8, 2009. The historical financial information presented below may not be indicative of our future performance and the results for the three months ended March 31, 2009 are not necessarily indicative of results to be expected for the full year.

	As of March 31, 2009
	Actual	As Adjusted(1)(2)
	(dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term and long-term investments	$283,975	$557,039
Accounts receivable, net	60,022	60,022
Property, plant and equipment, net	1,512,908	1,512,908
Total assets	2,416,989	2,678,234
Capital lease and other financing obligations, excluding current portion	131,864	131,864
Mortgage and loans payable, excluding current portion	371,406	371,406
Convertible debt, excluding current portion	611,025	846,446
Total stockholders’ equity	933,196	959,020

(1)	Reflects the sale of the notes offered hereby, after deducting underwriting discounts and estimated offering expenses, and the cost of the capped call transactions as described in “Use of Proceeds.”
(2)	Certain of the as adjusted amounts shown are estimates that reflect the application of FSP APB 14-1, which requires issuers to separately account for the debt and equity components of convertible debt instruments that allow for cash settlement.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, short-term and long-term investments and current portion of our indebtedness and our capitalization as of March 31, 2009:

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale of the notes offered hereby, after deducting underwriting discounts and estimated offering expenses, and the cost of the capped call transactions as described in “Use of Proceeds”.

This table assumes no exercise of the underwriters’ over-allotment option and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements, including the related notes, incorporated by reference in this prospectus, including those contained in our Current Report on Form 8-K filed with the SEC on June 8, 2009.

	As of March 31, 2009
	Actual	As Adjusted
	(dollars in thousands)
Cash, cash equivalents and short-term and long-term investments	$283,975	$557,039

Current portion of capital lease and other financing obligations	$5,675	$5,675

Current portion of mortgage and loans payable	$51,929	$51,929

Current portion of convertible debt(1)	$19,150	$19,150

Long-term debt, net of current portion:
Capital lease and other financing obligations	$131,864	$131,864
Mortgage and loans payable	371,406	371,406
2.50% convertible subordinated notes due 2012(2)	215,039	215,039
3.00% convertible subordinated notes due 2014(3)	395,986	395,986
4.75% convertible subordinated notes due 2016 offered hereby(4)(5)	—	235,421

Total long-term debt	1,114,295	1,349,716

Stockholders’ equity:
Preferred stock, $0.001 par value per share; 100,000,000 shares authorized actual and as adjusted; no shares issued and outstanding actual and as adjusted	—	—
Common stock, $0.001 par value per share; 300,000,000 shares authorized actual and as adjusted; 37,947,965 shares issued and outstanding actual and as adjusted(6)	38	38
Additional paid-in capital(5)	1,540,583	1,566,407
Accumulated other comprehensive loss	(167,471)	(167,471)
Accumulated deficit	(439,954)	(439,954)

Total stockholders’ equity	933,196	959,020

Total capitalization	$2,047,491	$2,308,736

(1)	The current portion of our convertible debt consisted of our 2.50% convertible subordinated debentures due 2024, which were convertible into an aggregate of 484,809 shares of common stock as of March 31, 2009. The remaining $19.2 million aggregate principal amount of these debentures were called for redemption. As of June 8, 2009, we had received notice from the holders of all such outstanding debentures pursuant to which they converted the debentures into an aggregate of 484,809 shares of common stock.
(2)	Our 2.50% convertible subordinated notes due 2012 were convertible into 2,231,475 shares of common stock as of March 31, 2009 and is presented net of discount of $35.0 million on our consolidated balance sheet. Total principal outstanding for our 2.50% convertible subordinated notes due 2012 as of March 31, 2009 was $250.0 million.

(3)	Our 3.00% convertible subordinated notes due 2014 were convertible into 2,944,551 shares of common stock as of March 31, 2009.
(4)	The notes offered hereby are convertible into 3,854,468 shares of common stock, assuming we elect to settle conversion solely in shares of our common stock.
(5)	Amounts shown reflect the application of FSP APB 14-1, which requires issuers to separately account for the debt and equity components of convertible debt instruments that allow for cash settlement. In accordance with FSP APB 14-1, we estimate that $325.0 million of the aggregate principal amount of the notes will be recognized (and, to the extent applicable, reflected in the table above) as follows (in thousands):

Equity component	$89,579

Liability component:
Principal	$325,000
Less: debt discount	(89,579)

Net carrying amount	$235,421

(6)	Excludes 3,814,744 shares of common stock issuable upon the exercise of outstanding options and restricted stock units as of March 31, 2009, 1,034 shares of common stock issuable upon the exercise of outstanding common stock warrants as of March 31, 2009, 484,809 shares reserved for the conversion of our 2.50% convertible subordinated debentures due 2024 as of March 31, 2009, 2,231,475 shares reserved for the conversion of our 2.50% convertible subordinated notes due 2012 as of March 31, 2009, 2,944,551 shares reserved for the conversion of our 3.00% convertible subordinated notes due 2014 as of March 31, 2009, and 3,854,468 shares issuable upon conversion of the notes offered hereby on an as adjusted basis as of March 31, 2009.

The following table sets forth the stock price and increase in the conversion rate, expressed as a number of additional shares to be added to the conversion rate:

	Stock Price
Effective Date	$71.76	$75.00	$80.00	$85.00	$90.00	$95.00	$100.00	$105.00	$110.00	$130.00	$150.00	$170.00	$200.00	$250.00

June 12, 2009	2.0754	1.9560	1.7939	1.6536	1.5310	1.4230	1.3269	1.2410	1.1637	0.9183	0.7423	0.6100	0.4637	0.3029
June 15, 2010	2.0754	1.8693	1.7082	1.5702	1.4507	1.3463	1.2542	1.1722	1.0988	0.8681	0.7043	0.5816	0.4461	0.2963
June 15, 2011	2.0754	1.7624	1.5993	1.4620	1.3447	1.2435	1.1553	1.0776	1.0086	0.7953	0.6466	0.5361	0.4145	0.2797
June 15, 2012	2.0754	1.6425	1.4714	1.3306	1.2131	1.1138	1.0287	0.9551	0.8907	0.6974	0.5668	0.4715	0.3674	0.2522
June 15, 2013	2.0754	1.5085	1.3186	1.1675	1.0454	0.9454	0.8625	0.7928	0.7335	0.5643	0.4568	0.3807	0.2989	0.2087
June 15, 2014	2.0754	1.4734	1.1409	0.9649	0.8294	0.7242	0.6414	0.5754	0.5221	0.3850	0.3084	0.2573	0.2037	0.1447
June 15, 2015	2.0754	1.4734	0.9312	0.6955	0.5277	0.4089	0.3251	0.2660	0.2240	0.1430	0.1125	0.0945	0.0757	0.0545
June 15, 2016	2.0754	1.4734	0.6401	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective dates may not be set forth on the table, in which case:

(1)	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365 day year;

(2)	if the stock price is greater than $250.00 per share (subject to adjustment as described above), no increase will be made to the conversion rate; and

(3)	if the stock price is less than $71.76 per share (subject to adjustment as described above), no increase will be made to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of additional shares added to the conversion rate exceed 2.0754 shares per $1,000 principal amount of notes, subject to adjustment as described above.

Equinix has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the registration statement and accompanying preliminary prospectus for more complete information about Equinix and this offering. You may get the preliminary prospectus for free by visiting IDEA on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Citi at the following address: Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 or by calling toll-free at: 800-831-9146 or from J.P. Morgan Securities Inc. at the following address: 4 Chase Metrotech Center, CS Level, Brooklyn, New York 11245, Attention: Chase Distribution & Support Service Northeast Statement Processing or by calling toll-free at: 866-430-0686 or Goldman, Sachs & Co., at the following address: 85 Broad Street, New York, New York 10004 or by calling toll-free at: 866-471-2526.

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